[redacted]

15026363

SECUR

Washington, D.C. 20549

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SEC FILE NUMBER
8-43278

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Mutual of America Securities LLC

Mutual of America Securities LLC (Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Miseo — 212-224-1879 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

345 Park Avenue	New York	New York	
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 20 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OD 5/20/15

OATH OR AFFIRMATION

I, William S. Conway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual of America Securities Corporation, as of December 31, 2014 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

William Stephen Conway
Chairman and Chief
Executive Officer

Notary Public

ANGELA IGHILE
NOTARY PUBLIC-STATE OF NEW YORK
No. 01IG6295669
My Commission Expires January 06, 2018

CONTENTS OF REPORT

This report ** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Operations.
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Subordinated Liabilities.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Exemptive Provision under Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).*

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Managers
Mutual of America Securities LLC:

We have audited the accompanying statement of financial condition of Mutual of America Securities LLC (a Delaware Limited Liability Corporation and a wholly-owned subsidiary of Mutual of America Holding Company LLC, which is a wholly-owned subsidiary of Mutual of America Life Insurance Company) as of December 31, 2014, and the related statements of operations and comprehensive income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual of America Securities LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 (and 17 C.F.R. § 1.10). In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

February 27, 2015

MUTUAL OF AMERICA SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

ASSETS:		
Cash and cash equivalents	$	202,896
Money market investment		4,441,061
Deferred income taxes		87
Due from affiliates		80,679
Other assets		5,581
Total assets	$	4,730,304

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
General expenses and other liabilities	$	25
Due to affiliates		60,152
Total liabilities		60,177
MEMBER'S EQUITY:		
Member's' capital		11,484,677
Accumulated Member's deficit		(6,814,514)
Accumulated other comprehensive income		(36)
Total member's equity	$	4,670,127
Total liabilities and member's equity	$	4,730,304

The accompanying notes are an integral part of these financial statements.

MUTUAL OF AMERICA SECURITIES LLC

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

INCOME:	
Fee revenue	$ 667,364
Investment income	760
Total income	668,124
EXPENSES:	
Salaries and benefits	$ 195,720
Licenses and fees	186,855
Corporate service charge	246,053
Printing	7,736
Accounting fees	31,000
Total expenses	667,364
Gain before realized capital loss and net income tax expense	760
Net realized capital loss	-
Net income tax benefit	5,334
Net Income	$ 6,094
Comprehensive Income	
Net income	$ 6,094
Unrealized gains, on securities arising during the year	130
Income tax expense on unrealized gain	(46)
Other comprehensive income	84
Total Comprehensive Income	$ 6,178

The accompanying notes are an integral part of these financial statements.

MUTUAL OF AMERICA SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Member's Capital	Accumulated Member's Deficit	Accumulated Comprehensive Income	Total Member's Equity
December 31 2013	$ 3,000	$ 11,481,677	$ (6,820,608)			$ (120)	$ 4,663,949
Net Income through March 31			127				127
April 1,2014*	(3,000)	(11,481,677)	$ 6,820,481	$11,484,677	$ (6,820,481)		-
Net Income April 1 - December				-	5,967	-	5,967
Unrealized gains (losses) net of Taxes				-	-	84	84
Balance, December 31,2014	$ -	$ -	$ -	$11,484,677	$ (6,814,514)	$ (36)	$4,670,127

* Date of conversion to LLC

The accompanying notes are an integral part of these financial statements.

MUTUAL OF AMERICA SECURITIES LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	6,094
Reconciliation of net income to net cash used in operating activities-		
Change in due from affiliates		1,171,207
Change in due to affiliates		(5,451)
Change in deferred income taxes		7,315
Change in current income tax recoverable/payable		(14,957)
Change in other assets		(466)
Change in general expense and other liabilities		25
Net cash provided by operating activities		1,163,767
CASH FLOW FROM INVESTING ACTIVITIES:		
Proceeds from money market investment sold		-
Cost of money market investment purchased		(1,100,760)
Net cash (used in) investing activities		(1,100,760)
CASH FLOWS FROM FINANCING ACTIVITY:		
Contributed capital		-
Net increase in cash and cash equivalents		63,007
CASH AND CASH EQUIVALENTS, beginning of year		139,889
CASH AND CASH EQUIVALENTS, end of year	$	202,896

The accompanying notes are an integral part of these financial statements.

MUTUAL OF AMERICA SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

1. ORGANIZATION

Mutual of America Securities LLC (the "Company") was established on June 29, 1990, pursuant to Delaware General Corporation Law. Effective April 1, 2014, the Company and its parent converted from a Delaware Corporation to a Delaware Limited Liability company (LLC). The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Mutual of America Holding Company, LLC. (the "Parent"), which is a wholly owned subsidiary of Mutual of America Life Insurance Company ("Mutual of America").

The Company operates as an introducing broker on behalf of affiliated companies with respect to transactions in listed and over-the-counter equity securities. The Company also acts as the distributor for the Mutual of America Institutional Funds, Inc. series of mutual funds.

The Company's sole customers include Mutual of America, its affiliates and sponsored funds.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash equivalents consist of short-term investments, which are liquid securities with a maturity of three months or less when acquired.

Investments

The Company's portfolio consists of an investment in a money market fund, which is carried at fair value. The money market fund is sponsored by Mutual of America. Security transactions for the Company's portfolio are recorded on a trade date basis. Dividend income is recorded when declared. Changes in fair value are included in other comprehensive income.

Fair Value

The Company values its investment at fair value. Fair value is an estimate of what the Company would receive upon selling its investment in orderly arms – length transactions. Investments are categorized based on a three-level valuation hierarchy for measurement and disclosure of fair value. The valuation hierarchy is based upon the transparency of inputs used to measure fair value. The three levels are as follows:

Level 1 – quoted prices in active markets for identical securities.

Level 2 – other significant observable inputs (including yield, quality, coupon rate, maturity, issue type, quoted prices for similar securities, etc.).

Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of its investment).

At December 31, 2014 management determined that the fair value input for the Company's investment in the Mutual of America Institutional Money Market Fund is considered Level 1. There were no transfers between levels during 2014.

Fee Revenue

The Company has entered into a fee revenue agreement with Mutual of America Capital Management LLC ("Capital Management"), an affiliated entity, under which the Company receives revenues, which cannot exceed the costs it incurs, in conjunction with its operations as broker dealer for the Mutual of America Institutional Funds. Revenue is recognized as costs are incurred throughout the year.

Estimates by Management

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the recorded amounts as of and for the year ended December 31, 2014. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 ["Net Capital Requirements for Brokers or Dealers"] ("the "Rule"), which requires the maintenance of minimum net capital of the greater of $25,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $4,272,906 which was $4,247,906, in excess of its required net capital. The Company had aggregate indebtedness of $60,177 at December 31, 2014; the ratio of aggregate indebtedness to net capital was .01 to 1.

4. RULE 15c3-3 EXEMPTION

Rule 15c3-3 of the Securities Exchange Act of 1934 defines customer protection and mandates reserves, which the broker-dealer must maintain, as well as the proper custody of customers' securities.

The Company is exempt from this Rule because it is an introducing broker-dealer which clears all customers' transactions on a fully disclosed basis with a clearing broker, carries no margin accounts, and does not hold funds or securities for, nor owe money or securities to, customers.

5. INCOME TAXES

Through March 31, 2014, the Company was included with the Parent and its other noninsurance subsidiaries in filing a consolidated federal income tax return and filed separate or combined state and local tax returns, as required. In accordance with the Company's tax sharing method, tax expense/benefit was allocated to the members of the group based on each member's relative contribution to the group's overall tax position on a consolidated basis. Tax attributes utilized on a consolidated basis were reimbursed to the member that generated the tax benefit.

Effective April 1, 2014, the Company, its affiliate Mutual of America Capital Management LLC and the Parent ("the Corporations") converted from Delaware Corporations to Delaware Limited Liability Companies (LLC's). As a result of this conversion, the Company will no longer be included in the consolidated income tax returns with the Corporations, but will be treated as a disregarded entity of Mutual of America for federal income tax purposes and its financial results will be included in the federal and state income tax returns of Mutual of America, as applicable. A final short year federal consolidated tax return and final separate or combined state and local returns were filed for the period January 1, 2014 through March 31, 2014.

After the conversion to LLC, the Company and its owner, Mutual of America, will recognize income taxes in its separate financial statements based on a separate company allocation method. The Company has a tax sharing method with Mutual of America whereby it is responsible for payment of taxes to Mutual of America based on a separate company allocation method. It therefore allocates tax results to these financial statements based on the asset and liability method as prescribed by ASC 740 as if it were a division of Mutual of America.

The components of income tax (expense) benefits for the year 2014 are as follows:

		2014
Federal income tax expense, current	$	(5,353)
Short tax year ended March 2014, current		92
Write off deferred tax asset not realizable		(3,940)
Total Federal income tax expense		(9,201)
State and local tax benefit, current		14,535
Net Income tax benefit	$	5,334

A reconciliation between federal income taxes and the total tax expense as shown on the statement of operations is as follows:

		2014
Federal income tax at statutory rate	$	(266)
State Income tax-net of federal tax benefit		9,448
Write off deferred tax asset not realizable		(3,940)
True-up short tax year ended March 2014		92
Total income tax benefit, as reported	$	5,334

The major components of the net state and local income tax benefit, net of federal expense, is $9,448 consisting of: the reversal of the state tax payable not realizable upon the conversion to LLC is $9,332; and a net provision to return benefit of $116.

The Company's deferred tax asset at December 31, 2014 consists of:

		2014
Deferred Tax Asset:		
Unrealized Gain	$	87
Net Deferred Tax Asset	$	87

Management believes it is more likely than not that the deferred tax asset will be realized.

On April 19, 2013, the Internal Revenue Service (IRS) concluded its examination of the non-insurance subsidiaries 2011 consolidated federal income tax return of the Parent resulting in no additional taxes due. On October 20, 2014, the Internal Revenue Service initiated an audit of the consolidated federal income tax return of the Parent for the year 2013. The tax return for the year ended December 31, 2012 remains subject

to examination by the Internal Revenue Service. The Company believes that additional taxes, if any assessed for the year under examination will not have a material effect on its financial position.

Generally accepted accounting principles (GAAP) requires the evaluation of tax positions taken in the course of preparing the federal income tax return to determine whether it is "more-likely-than-not" that tax positions taken in the tax return will be ultimately sustained, and, if not, a tax liability and expense is recorded.

6. RELATED PARTY TRANSACTIONS

Mutual of America has incurred expenses in connection with the use of its personnel, property and facilities on behalf of the Company. Mutual of America allocates these expenses at cost to the Company each month, and the Company reimburses these expenses to Mutual of America at cost periodically. During 2014, such costs were $203 thousand and are included in the $246 thousand Corporate Service Charge as shown on the Statement of Operations and Comprehensive Income. Salary and benefit costs of $196 thousand are also allocated from Mutual of America.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2015, the date the financial statements were issued, and no events have occurred subsequent to the balance sheet date and before the date of evaluation that would require disclosure.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mutual of America Securities LLC as of December 31, 2014

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 4,670,127	3480
2.	Deduct: Ownership equity not allowable for Net Capital				3490
3.	Total ownership equity qualified for Net Capital			4,670,127	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 4,670,127	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition	$ 86,347	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities -proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(86,347)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net Capital before haircuts on securities positions			$ 4,583,780	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	310,874	3734		
	D. Undue concentration		3650		
	E. Other (List)		3736	(310,874)	3740
10.	Net Capital			$ 4,272,906	3750

OMIT PENNIES

Note: No material differences exist between this Computation of Net Capital and the corresponding computation included in the Company's December 31, 2014 unaudited Form X-17A-5 Part IIA filing dated January 23, 2015

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mutual of America Securities LLC as of December 31, 2014

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 19)			$ 4,012	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 25,000	3758
13.	Net capital requirement (greater of line 11 or 12)			$ 25,000	3760
14.	Excess net capital (line 10 less 13)			$ 4,247,906	3770
15.	Excess capital at 1000% (line 10 less 10% of line 19)			$ 4,242,906	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 60,177	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 60,177	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ line10)			% 1.41	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			% 0.00	3860

COMPUTATION OF ALTERNATIVE CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ N/A	3880
24.	Net capital requirement (greater of line 22 or 23)	$ N/A	3760
25.	Excess net capital (line 10 less 24)	$ N/A	3910
26.	Net capital in excess of the greater of:		
	A. 5% of combined aggregate debit items or $120,000	$ N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

MUTUAL OF AMERICA SECURITIES LLC

SCHEDULE OF NONALLOWABLE ASSETS
DECEMBER 31, 2014

Due from affiliates	$	80,679
Deferred income taxes		87
Other assets		5,581
Total nonallowable assets	$	86,347